Burnet,
Duckworth
& Palmer LLP
Law Firm

07026118

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

August 10, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated August 10, 2007;
2. Interim Financial Statements for the Second Quarter Ended June 30, 2007;
3. Interim MD&A for the Second Quarter Ended June 30, 2007;
4. Form 52-109F2 – Certification of Interim Filings – CEO dated August 10, 2007; and
5. Form 52-109F2 – Certification of Interim Filings – CFO dated August 10, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

8/22

Enclosures

cc: Peter Scott, Rock Energy Inc.
G:\058383\0019\Letter to Sec and Exch Comm 06.doc

File No. 82-34785

rockenergy

2ND QUARTER 2007 REPORT

Interim Results for the Period Ended June 30, 2007

CORPORATE SUMMARY

FINANCIAL	**Three months ended June 30, 2007**	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Oil and gas revenue ('000)	**$8,279**	$8,774	**$16,812**	$18,598
Funds from operations ('000) [1]	**$3,536**	$4,028	**$7,057**	$7,432
Per share – basic	**$0.18**	$0.21	**$0.36**	$0.38
– diluted	**$0.18**	$0.21	**$0.36**	$0.38
Net (loss) income ('000)	**$(117)**	$(583)	**$256**	$(1,657)
Per share – basic	**$(0.01)**	$(0.03)	**$0.01**	$(0.08)
– diluted	**$(0.01)**	$(0.03)	**$0.01**	$(0.08)
Capital expenditures, net ('000)	**$2,552**	$4,397	**$9,736**	$14,125
	As at June 30, 2007	As at June 30, 2006		
Working capital ('000)	**$(15,268)**	$(31,135)		
Common shares outstanding	**19,647,328**	19,637,321		
Options outstanding	**1,536,181**	1,379,332		

OPERATIONS	**Three months ended June 30, 2007**	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Average daily production				
Crude oil and NGLs (bbls/d)	**1,514**	696	**1,493**	816
Natural gas (mcf/d)	**3,129**	8,964	**3,489**	9,452
Barrels of oil equivalent (boe/d)	**2,036**	2,190	**2,075**	2,391
Average product prices				
Crude oil (CDN$/bbl)	**$43.33**	$54.49	**$43.00**	$41.89
NGLs (CDN$/bbl)	**$57.58**	$71.46	**$55.07**	$61.81
Natural gas (CDN$/mcf)	**$7.75**	$6.41	**$7.94**	$7.12
BOEs (CDN$/boe)	**$44.66**	$44.01	**$44.75**	$42.97
Field netback (CDN$/boe)	**$23.33**	$24.49	**$23.39**	$21.15

Note [1] Funds from operations and funds from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share.

PRESIDENT'S MESSAGE

During the second quarter of 2007 Rock did not participate in the drilling of any wells as we were impacted by an extended break up period. So far in the third quarter however, the company has participated in the drilling of seven (6.11 net) wells, announced the acquisition of a private company producing 500-550 boe per day and solidified our land position in the Kaybob/Saxon area.

Corporate Acquisition

On August 1, 2007 Rock announced the acquisition of Greenbank Energy Ltd., a private company, for $30.2 million. The acquisition will provide 500-550 boepd (92% gas) of current production (30% working interest, non-operated), 25,738 net acres of undeveloped land (average working interest of 30%), 1.1 million boe of total proven reserves, and 2.1 million boe of proven plus probable reserves (based on Rock management estimates effective March 31, 2007). Rock has valued the undeveloped land and seismic at $5.3 million which generates acquisition metrics for the acquired production of $47,530/boe/d and for the proven plus probable reserves of $11.86/boe. The Company has identified 28 exploitation drilling locations and 8 completion projects on the acquired assets. The assets being acquired are concentrated in the Elmworth area of Alberta where the company is exploring for deep basin stacked gas targets, in an area that has year round access and ample processing capacity. The lands are a good fit with Rock's West Central core area, and significantly increase Rock's portfolio of gas exploitation projects. The geologic drilling targets are a natural extension of Rock's exploration plays in the West Central core area (Musreau, Kakwa, and Kaybob).

Drilling Program

2007 Drilling	1st Quarter 2006	2nd Quarter 2006	3rd Quarter* 2006	Year-to-date Total
Heavy oil wells	3 (3.0 net)	Nil	5 (5.0 net)	8 (8.0 net)
Light oil wells	Nil	Nil	Nil	Nil
Gas wells	2 (0.42 net)	Nil	2 (1.11 net)	4 (1.53 net)
Dry and abandoned wells	1 (1.0 net)	Nil	Nil	1 (1.0 net)
Total wells	6 (4.42net)	Nil	7 (6.11 net)	13(10.53 net)

* as of August 10, 2006

The 13 wells listed above illustrate Rock's 2007 drilling program to date, with a 92% success rate; one of the highlights being the successful exploration well at Kakwa. The Kakwa well is currently being production tested and Rock expects that it will be brought on production in the fourth quarter of this year. For the remainder of the year Rock expects to drill another one (0.37 net) gas well at Kakwa, one (0.12 net) gas well at Musreau, one (0.75 net) gas well at Saxon, one (0.32 net) gas well at Tony Creek and three (0.9 net) gas wells at Elmworth.

Land Acquisition

During July, Rock was able to acquire a significant parcel of land that was key to our exploration program in the Kaybob/Saxon area. Rock is now embarking on an exploration project that could yield 4-6 drilling locations and up to 1,000 boe/d of production. This land acquisition was a key part of our strategy to build an inventory of operated high impact multi-zone drilling locations in our West Central core area.

Operations

Production for the quarter decreased to 2,036 boe/d from 2,114 boe/d in the first quarter of 2007 due to production declines and operational issues (road bans) associated with spring break-up and scheduled maintenance turnaround at Medicine River. Early in August gas migration adversely affected production at two of Rock's heavy oil wells increasing the gas oil ratio and reducing production from the area by 300 boe per day. The company is proceeding with plans to restore this production by tying the affected wells into a gas conservation system, but it is expected to have an impact on production until October, but not on recoverable reserves. Rock's current production is approximately 1,850 boe/day (1,050 bbl/day of heavy oil, 250 bbls/day of light oil and NGL's, and 3.3 mmcf/day of gas). Rock estimates another 300-400 boe per day of production will be added when the new wells drilled in July have been tied in (not including the production impacted by the gas migration).

Financial Results

Financially funds from operations of $3.5 million ($0.18 per basic and diluted share) decreased by 12% compared to the same period last year, and were flat to the first quarter of 2007. Lower production levels and higher operating costs were the primary reasons for the decrease in cash flow compared to the second quarter of 2006. Rock recorded a net loss of $0.1 million ($0.01 per basic and diluted share) in the quarter compared to net income of $0.4 million ($0.02 per basic and diluted share) in the first quarter of 2007. The loss is primarily due to a higher future tax provision recorded this quarter. The second quarter loss improved by $0.4 million over year ago levels as the depletion expense rate per boe was much lower this quarter.

Capital expenditures for the second quarter were $2.6 million, versus $7.2 million in the first quarter of this year. The spending in the second quarter essentially went to start up of drilling operations and completions of wells drilled in the first quarter ($0.5 million), and land and seismic ($0.7 million).

Outlook

As we move into the last half of the year Rock has expanded its opportunity base with both our acquisition and exploration activities. The company will have an undeveloped land base of approximately 65,000 net acres, and developed a very diverse portfolio of over 100 drilling locations ranging from high impact gas exploration projects to lower risk gas and heavy oil exploitation projects to provide a solid and balanced program of growth. The Board of Directors have agreed to increase our capital budget for 2007 by $8 million to $28 million (excluding acquisitions) to pursue activities on lands acquired through the corporate acquisition and follow up on our own exploration projects, however most of the production build from this increased spending will occur in 2008. With the expanded budget our projected debt to funds from operations ratio is expected to temporarily increase in the last half of the year and be at 1.6 to 1 based on annualized fourth quarter funds from operations, which is above our target maximum ratio of 1.5 to 1. The increase in the ratio is being driven by higher capital spending for the last half of 2007 necessitated by winter access only drilling. This ratio is expected to come down in 2008 to less than 1.5 to 1 as cash flow will rise with production increases from the acquisition and drilling activities and capital spending is reduced. In conjunction with the expanded budget and the acquisition (assuming a closing of Sept 30, 2007) we have updated our guidance as follows:

	2007	2008
Production (boe/d)		
Annual	2,200 – 2,400	3,300 – 3,500
Exit	3,100 – 3,300	3,800 – 4,000
Funds from Operations		
Annual - $	$15 million	$26 million
Annual - $per share	$0.71	$1.01
Capital Budget		
Expenditures	$28 million	$27 million (1)
Total Year End Debt	$31 million	$32 million
Pricing	(July to Dec)	(Annual)
Oil – WTI	US$70.00/bbl	US$70.00/bbl
Gas – AECO	$6.00/mcf	$7.00/mcf
Cdn/US dollar	0.95	0.95

(1) Preliminary budget not yet approved by the Board of Directors

On behalf of the Board of Directors,

signed "Allen J. Bey"

Allen J. Bey
President and CEO
August 9, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration, development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, operating netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated August 9, 2007 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and the audited consolidated financial statements for the 12 months ended December 31, 2006. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the 12 months ended December 31, 2006.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on May 14, 2007 for projected 2007 results. The Company is updating its guidance as a result of the pending corporate acquisition of Greenbank Energy Ltd. ("Greenbank") announced August 1, 2007, the change in commodity prices and foreign exchange rates, and an updated capital budget which reflects additional activities on Rock's properties as well as activities on the acquired properties. Rock's new guidance assumes the corporate acquisition closes at the end of September and as a result combined operations are for the fourth quarter of 2007 onward.

This forecast assumes that in addition to the 7 (6.11 net) wells drilled already in the third quarter another 7 (2.46 net) wells targeting gas are drilled in the West Central core consisting of 4 (1.56 net) wells on existing Rock lands and 3 (0.9 net) wells on the acquired properties all targeting gas. Activities also include the tie-in of over 300 boe per day gas production from Musreau/Kakwa in December; and the tie-in of 150 boe per day of gas production from the acquired properties in the fourth quarter.

	Aug 9, 2007 2007 Guidance	May 14, 2007 2007 Guidance	Change	2008 Guidance
Production (boe/d)				
Annual	2,200 – 2,400	2,200 – 2,400	0%	3,300 – 3,500
Exit	3,100 – 3,300	2,600 – 2,800	19%	3,800 – 4,000
Funds from Operations				
Annual - $	$15 million	$15 million	0%	$26 million
Annual - $per share	$0.71	$0.76	(7)%	$1.01
Capital Budget	(approved)	(approved)		(preliminary)
Expenditures	$28 million	$20 million	40%	$27 million
Wells Drilled	18 – 20	16 – 21	3%	23 – 27
Total Year End Debt	$31 million	$18 million	72%	$32 million
Pricing	(July to Dec)	(Annual)		(Annual)
Oil – WTI	US$70.00/bbl	US$65.00/bbl	8%	US$70.00/bbl
Gas – AECO	$6.00/mcf	$7.50/mcf	(20%)	$7.00/mcf
Cdn/US dollar	0.95	0.90	6%	0.95

Production from the acquisition is increasing exit rates by approximately 500 - 550 boe per day but only marginally contributing to the annual average given the contribution is only for the fourth quarter of 2007. Capital expenditures have been increased by approximately $3 million for increased drilling activity on the acquired properties but most of the production growth occurs in 2008. The reduction in the gas price forecast has more than offset the increase in oil prices and as a result cash flow in 2007 is flatw ith previous guidance. A preliminary 2008 capital budget (not yet approved by the board of directors) forecasts higher spending on both Rock and the acquired properties. As a result, 2008 production levels are forecasted to grow over 20% (exit over exit rates) and along with slightly higher gas prices contribute to higher cash flow compared to 2007. The annual debt to funds from operations ratio (based on fourth quarter annualized funds from operations) drops from a projected 1.6 to 1 in 2007 to 1.1 to 1 in 2008.

Production

Production by Product	3 Months Ended 06/30/07	3 Months Ended 03/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Gas (mcf/d)	3,129	8,964	(65)%	3,489	9,452	(63)%
Oil (bbl/d)	215	161	33%	229	172	33%
Heavy Oil (bbl/d)	1,224	478	156%	1,187	578	105%
NGL (bbl/d)	75	57	32%	77	66	17%
boe/d (6:1)	2,036	2,190	(7)%	2,075	2,391	(13)%

Production by Area	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change
West Central Alberta (boe/d)	424	1,414	(70)%	527	1,391	(62)%
Plains (boe/d)	1,225	487	152%	1,189	592	101%
Other (boe/d)	387	289	34%	359	408	(12)%
boe/d (6:1)	2,036	2,190	(7)%	2,075	2,391	(13)%

Production for the periods ended June 30, 2007 has decreased over the same periods last year due to the dispositions completed in the third quarter of 2006. This decrease was partially offset by heavy oil additions from the Plains core area which have more than doubled over the prior year periods. Production for the second quarter of 2007 was also impacted by scheduled maintenance turnarounds at our Medicine River property in June and extended break up issues curtailing some heavy oil production due to road bans. Heavy oil production for the third quarter of 2007 will benefit from drilling that occurred in August, however about 300 boe per day has been adversely affected from gas migration. This production is expected to be partially restored in October by tying the affected wells into a gas conservation system. Gas production additions are expected to occur in the fourth quarter of 2007 in the West Central core area as the Musreau and Kakwa projects come on stream.

Product Prices

Realized Product Prices	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Gas ($/mcf)	7.75	6.41	21%	7.94	7.12	12%
Oil ($/bbl)	65.10	70.79	(8)%	63.67	65.41	(3)%
Heavy Oil ($/bbl)	39.50	48.99	(19)%	39.01	34.89	12%
NGL ($/bbl)	57.58	71.46	(19)%	55.07	61.81	(11)%
boe (6:1)	44.66	44.01	2%	44.75	42.97	4%
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	7.53	6.54	15%	7.37	7.13	3%
Gas – AECO C Daily Spot ($/mcf)	7.07	6.04	17%	7.24	6.77	7%
Oil – WTI Cushing (US$/bbl)	65.04	70.70	(8)%	61.60	67.09	(8)%
Oil – Edmonton light ($/bbl)	71.93	78.55	(8)%	69.51	73.76	(6)%
Heavy Oil – Lloydminster blend ($/bbl)	49.01	59.21	(17)%	48.42	49.46	(2)%
US$/Cdn$ exchange rate	0.911	0.891	2%	0.882	0.879	0%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Oil and Gas Revenue	$8,279	$8,774	(6)%	$16,812	$18,598	(10)%
Other Income	$24	$55	(56)%	$49	$100	(51)%

The combination of decreased gas production and lower oil prices have more than offset the benefit of higher gas prices and oil production and caused oil and gas revenue for the first quarter and six months of 2007 to decrease compared to the prior year periods.

Royalties

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Royalties	$1,710	$1,785	(4)%	$3,358	$4,647	(28)%
As percentage of oil and gas revenue	20.7%	20.3%	2%	20.0%	24.9%	(20)%
Per boe (6:1)	$9.23	$8.97	3%	$8.94	$10.73	(17)%

Royalties for the quarter ended June 30, 2007 on an absolute, percentage and per boe basis are essentially flat to the same period last year. Although the 2007 period benefits from lower heavy oil royalty rates the 2006 period includes crown adjustments which reduced royalties to a lower level. For the six months ended June 30, 2007 royalties are lower than the prior period as lower rate heavy oil is a greater percentage of the Company's product mix. Royalty rates for the remainder of the year have been budgeted at 22% of oil and gas revenue.

Operating Expense

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Operating expense	$2,149	$2,017	7%	$4,463	$4,634	(3)%
Transportation costs	93	82	13%	205	160	28%
	$2,242	$2,099	7%	$4,668	$4,794	(3)%
Per boe (6:1)	$12.10	$10.55	15%	$12.43	$11.07	12%

Operating expenses have increased in the second quarter of 2007 over the same period in 2006 due to higher unit costs. For the six months ended June 30, 2007 operating costs are slightly lower than the 2006 period due to lower production. Operating costs in 2007 have been negatively impacted by prior period adjustments of $157 ($0.42 per boe for first half) related to non-operated processing costs for 2006. Heavy oil operating costs for the six month period of 2007 of $12.29 per boe is down from year ago levels of $13.28 per boe. Operating costs for the second quarter of 2007 were approximately 5% lower than the first quarter of 2007. Transportation costs have increased primarily as a result of higher production levels in the Medicine River area compared to a year ago. Overall operating and transportation costs combined for the first half of 2007 are 4% above budgeted levels of approximately $11.25 (once the 2006 processing costs are removed).

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Gross	$900	$781	15%	$2,266	$1,988	14%
Per boe (6:1)	$4.86	$3.92	24%	$6.03	$4.60	31%
Capitalized	$370	$319	16%	$1,010	$877	15%
Per boe (6:1)	$2.00	$1.60	25%	$2.69	$2.03	33%
Net	$530	$462	15%	$1,256	$1,111	13%
Per boe (6:1)	$2.86	$2.32	23%	$3.34	$2.57	30%

G&A expenses increased on an absolute and per boe basis in the second quarter and six months of 2007 over 2006 levels due an overall higher operating cost environment and increased staffing levels. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Interest expense	$235	$454	(48)%	$462	$697	(34)%
Per boe (6:1)	$1.27	$2.28	(44)%	$1.23	$1.61	(24)%

Interest incurred is as a result of bank borrowings. Interest expense has decreased in the 2007 periods compared to the 2006 periods due to overall lower bank debt levels.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
D&D expense	$2,973	$4,220	(30)%	$5,952	$8,855	(33)%
Per boe (6:1)	$16.05	$21.21	(24)%	$15.85	$20.45	(23)%
Accretion expense	35	29	21%	69	62	11%
Per boe (6:1)	$0.19	$0.15	27%	$0.18	$0.14	29%

The depletion and depreciation expense and boe rate for the second quarter and six months ended June 30, 2007 is lower compared to the same quarter in 2006 due to the low cost reserve additions that occurred later in 2006 and due to lower production levels.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken thus reducing future obligations. The ARO obligation did not increase during the quarter as no new wells were drilled.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2007 as the Company and its subsidiaries have estimated resource pools available at December 31, 2006 of $55.2 million.

Funds from Operations and Net Income

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Funds from Operations	$3,536	$4,028	(12)%	$7,057	$7,432	(5)%
Per boe (6:1)	$19.09	$20.24	(6)%	$18.79	$17.16	9%
Per share - basic	$0.18	$0.21	(14)%	$0.36	$0.38	(5)%
- diluted	$0.18	$0.21	(14)%	$0.36	$0.38	(5)%
Net Income	$(117)	$(583)	(80)%	$256	$(1,657)	(115)%
Per boe (6:1)	$(0.63)	$(2.93)	(78)%	$0.68	$(3.83)	(118)%
Per share - basic	$(0.01)	$(0.03)	(67)%	$0.01	$(0.08)	(113)%
- diluted	$(0.01)	$(0.03)	(67)%	$0.01	$(0.08)	(113)%
Weighted average shares outstanding						
- basic	19,638,311	19,637,321	0%	19,637,819	19,637,321	0%
- diluted	19,660,050	19,649,107	0%	19,640,179	19,683,056	0%

Funds from operations decreased over the prior year period primarily due to lower production and higher G&A costs partially offset by lower interest expense and royalties for the six month period. The Company generated net income for the six months ended June 30, 2007 but the future income taxes provision caused a net loss for the second quarter. Compared to the prior periods the net income/loss improved in 2007 primarily due to lower depletion expense, which was driven by an overall lower depletion rate per boe. There has been little change in the basic and diluted shares outstanding, as a result changes in per share amounts are consistent with the change to the absolute amounts.

Capital Expenditures

	3 Months Ended 06/30/07	3 Months Ended 06/30/06	Quarterly Change	6 Months Ended 06/30/07	6 Months Ended 06/30/06	Change
Land	$319	$1,078	(70)%	$1,199	$3,386	(65)%
Seismic	419	(7)	N.A.	739	471	57%
Drilling and completion	529	3,452	(85)%	5,574	8,969	(38)%
Capitalized G&A	370	319	16%	1,010	877	15%
Facilities	81	25	2246%	106	71	49%
Total operations	$1,718	$4,867	(65)%	$8,628	$13,774	(37)%
Property dispositions adjustments	14	Nil	N.A.	(9)	Nil	N.A.
Well site facilities inventory	289	(498)	N.A.	299	256	17%
Office equipment	531	28	1,796%	818	95	88%
Total	$2,552	$4,397	(42)%	$9,736	$14,125	(31)%

Spending in the second quarter and six months of 2007 was lower than the prior year periods as land purchases and drilling operations were reduced. Through the first half of 2007 Rock has drilled 6 (4.4 net) wells (all in the first quarter) compared to 12 (9.8 net) wells for the first half of last year. Drilling in 2007 has resulted in 3 (3.0 net) heavy oil wells, 2 (0.4 net) gas wells and 1 (1.0 net) dry well. The heavy oil wells and dry hole were drilled in the Plains core area and the gas wells were drilled in the West Central core area, one of which is the exploration well (0.3 net) at Kakwa which is currently being tested. In addition Rock was successful at a significant land sale in July 2007, which has set up a number of future drilling locations. The Company was more active acquiring seismic in the first half of the year which has helped solidify drilling plans. Rock has increased its capital budget to $28 million (excluding the Greenbank acquisition) for the last half of 2007 to pursue additional drilling in the West Central core area and the acquired properties. Office equipment expenditures in the first quarter of 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the last half of the year at approximately $15 million and funds from operations of approximately $6.5 million (all amounts exclude any effect of the acquisition). The Company intends to fund capital expenditures in excess of cash through its operating loan facility. The Company has negative working capital (including draws under its operating loan facility) of $15.3 million at the end of the second quarter of 2007 and currently has a $25 million operating loan facility. The projected debt to funds from operations ratio is expected to temporarily increase in the last half of the year and be at 1.6 to 1 based on annualized fourth quarter funds from operations, which is above our target maximum ratio of 1.5 to 1. The increase in the ratio is being driven by higher projected capital spending for the last half of 2007 necessitated by winter access only drilling. This ratio is expected to come down in 2008 to less than 1.5 to 1 as cash flow will rise with production increases from the acquisition and drilling activities and capital spending is reduced.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the credit available is $25 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's Debt to Funds from Operations ratio. The facility also bears a standby charge for undrawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by September 30, 2007. As at August 9, 2007 approximately $17.8 million was drawn under the facility.

On August 1, 2007 Rock announced it had entered into an arrangement agreement to acquire Greenbank Energy Ltd., a private company, for total consideration of $30.2 million consisting of $24.9 million of either cash, up to a maximum of $15 million, or Rock shares valued at $4.05 per share and the assumption of debt of approximately $3.7 million (value at March 31, 2007) plus transaction costs of approximately $1.6 million. The cash portion of the acquisition will be funded through a private placement at $4.05 per share with ARC Energy Fund 5, which is subject to a minimum $10 million financing. A joint information circular is expected to be mailed to securityholders of each company in August 2007 which would allow securityholder meetings to be held in September 2007.

Assuming the acquisition closes at the end of September 2007, Rock expects additional capital spending on the acquired properties of $3 million and additional cash flow of approximately $1.6 million. Rock intends to fund the capital in excess of cash flow through the operating loan facility. At the time of closing the private company is projected to have negative working capital of $6 million against a borrowing line of $10.5 million. The Company's bank has indicated that the acquired company's borrowing base would be made available to Rock.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 06/30/07 (unaudited)	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)	3 Months Ended 09/30/06 (unaudited)	3 Months Ended 06/30/06 (unaudited)	3 Months Ended 03/31/06 (unaudited)	3 Months Ended 12/31/05 (unaudited)	3 Months Ended 09/30/05 (unaudited)
Production (boe/d)	2,036	2,114	2,004	1,613	2,190	2,594	2,120	1,343
Oil and gas revenues	$8,279	$8,533	$7,535	$7,023	$8,774	$9,824	$11,760	$7,030
Price realizations ($/boe)	$44.66	$44.84	$40.73	$47.30	$44.01	$42.08	$60.29	$56.90
Royalties ($/boe)	$9.23	$8.66	$7.88	$5.27	$8.97	$12.26	$13.67	$11.61
Operating expense ($/boe)	$12.10	$12.75	$13.63	$13.13	$10.55	$11.55	$11.83	$13.19
Field netback ($/boe)	$23.33	$23.43	$19.22	$28.90	$24.49	$18.27	$34.79	$32.10
Net G&A expense	$530	$726	$690	$477	$462	$649	$526	$329
Stock-based compensation	$241	$267	$295	$308	$305	$280	$257	$131
Funds from operations	$3,536	$3,521	$2,644	$3,791	$4,028	$3,404	$6,020	$3,552
Per share								
- basic	$0.18	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31	$0.18
- diluted	$0.18	$0.18	$0.13	$0.19	$0.21	$0.17	$0.31	$0.18
Net income/(loss)	$(117)	$373	$(119)	$891	$(583)	$(1,074)	$747	$634
Per share								
- basic	$(0.01)	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04	$0.03
- diluted	$(0.01)	$0.02	$(0.01)	$0.05	$(0.03)	$(0.05)	$0.04	$0.03
Capital expenditures	$2,552	$7,184	$6,223	$12,520	$4,397	$9,728	$7,768	$7,920
Working capital	$(15,268)	$(16,242)	$(12,580)	$(8,990)	$(31,135)	$(30,766)	$(24,442)	$(22,643)

Production for the second quarter of 2007 is down slightly to the first quarter in part due to an extended spring break up curtailing trucking of sales heavy oil in the Plains region and a facility turnaround in the Medicine River area. Successful drilling since the start of the third quarter should contribute to production increases for the fourth quarter of 2007. The field netbacks for the two periods of 2007 are almost identical as higher royalties for the second quarter were offset by lower operating costs. As a result, funds from operations are virtually the same. G&A expenses decreased in the second quarter primarily due to annual bonuses paid in the first quarter. Rock incurred a net loss in the second quarter of 2007 versus the first quarter primarily due to the future tax expense provision. The Company did record net income for the first half of the year. Capital expenditures were down dramatically in the second quarter as no wells were drilled due to spring break up and land expenditures were much lower. This contributed to about $1 million reduction in negative working capital.

Since the second quarter ended commodity prices have changed significantly with gas prices at AECO dropping to around $5.00 per mcf from a first half average of $7.24 per mcf while WTI oil prices have increased to over US$70.00 per barrel up from the first half average US$61.60 per barrel. Heavy oil prices have been consistent between the first and second quarters this year and Rock's wellhead average for the first half of 2007 is about 12% higher than 2006. The usual seasonal demand increase for heavy oil has been muted so far this year primarily due to US refinery issues curtailing purchases. Recently heavy oil prices have begun to climb with the increase in the WTI oil price. In the meantime the Canadian dollar has steadily been increasing in value against the US dollarw hich has a negative impact on the Company's revenues as commodity prices are generally based on US dollar values. The forward market is indicating that gas prices should improve, while oil prices are likely to decrease somewhat. The Company's activities for the second half of the year are expected to primarily result in gas weighted production additions mostly occurring in the fourth quarter of 2007 and 2008.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2007 and the next five years are as follows:

	2007	2008	2009	2010	2011	2012
Office lease premises	$476	$895	$828	$828	$828	$552
Demand bank loan	$15,741	-	-	-	-	-

Outstanding Share Data

At the date of this report there are 19,647,328 common shares outstanding and 1,536,181 options to purchase common shares outstanding.

Business Risks

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strenghthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

ROCK ENERGY INC.
Consolidated Balance Sheets

June 30, 2007 and December 31, 2006
(unaudited)

(all amounts in '000)	June 30, 2007	December 31, 2006
Assets		
Current Assets:		
Accounts receivable	**$4,172**	$4,753
Prepaids	**817**	532
	4,989	5,285
Property, plant and equipment	**107,018**	97,229
Accumulated depletion and depreciation	**(28,835)**	(22,882)
	78,183	74,347
Goodwill	**5,748**	5,748
	$88,920	$85,380
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$4,516**	$6,900
Bank debt (note 4)	**15,741**	10,965
	20,257	17,865
Future tax liability	**5,214**	4,942
Asset retirement obligation (note 5)	**2,216**	2,094
Shareholders' Equity:		
Share capital (note 2)	**57,367**	57,326
Contributed surplus (note 2)	**2,098**	1,641
Retained earnings	**1,768**	1,512
	61,233	60,479
	$88,920	$85,380

Commitments (note 7)
Subsequent event (note 8)
See accompanying notes to unaudited consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark"   signed "Allen J. Bey"

Stuart G. Clark, Director   Allen J. Bey, Director

ROCK ENERGY INC.
Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended June 30, 2007**	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Revenues				
Oil and gas revenue	**$8,279**	$8,774	**$16,812**	$18,598
Royalties, net of ARTC	**(1,710)**	(1,785)	**(3,358)**	(4,647)
Other income	**24**	55	**49**	100
	6,593	7,044	**13,503**	14,051
Expenses:				
Operating	**2,242**	2,099	**4,668**	4,794
General and administrative	**530**	462	**1,256**	1,111
Interest	**235**	454	**462**	697
Stock based compensation (note 3)	**241**	305	**508**	585
Depletion, depreciation and accretion	**3,008**	4,249	**6,021**	8,917
	6,256	7,569	**12,915**	16,104
Income (loss) before income taxes	**337**	(525)	**588**	(2,053)
Taxes				
Capital tax	**50**	1	**60**	17
Future taxes (recovery) (note 6)	**404**	57	**272**	(413)
Net (loss) income and comprehensive income for the period	**(117)**	(583)	**256**	(1,657)
Retained earnings, beginning of period	**1,885**	1,323	**1,512**	2,397
Retained earnings, end of period	**$1,768**	$740	**$1,768**	$740
Basic and diluted (loss) earnings per share (note 2)	**$(0.01)**	$(0.03)	**$0.01**	$(0.08)

See accompanying notes to unaudited consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended June 30, 2007**	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Cash provided by (used in):				
Operating:				
Net (loss) income for the period	**$(117)**	$(583)	**$256**	$(1,657)
Add: Non-cash items:				
Depletion, depreciation and accretion	**3,008**	4,249	**6,021**	8,917
Stock-based compensation	**241**	305	**508**	585
Future taxes (recovery)	**404**	57	**272**	(413)
	3,536	4,028	**7,057**	7,432
Changes in non-cash working capital	**65**	1,597	**(1,879)**	2,374
	3,601	5,625	**5,178**	9,806
Financing:				
Issuance of common shares	**41**	0	**41**	0
Repurchase of stock options	**(51)**	0	**(51)**	0
Bank debt	**538**	2,055	**4,776**	5,395
	528	2,055	**4,766**	5,395
Investing:				
Property, plant and equipment	**(2,552)**	(4,397)	**(9,736)**	(14,125)
Changes in non-cash working capital	**(1,653)**	(3,502)	**(208)**	(1,221)
	(4,205)	(7,899)	**(9,944)**	(15,346)
Increase in cash and cash equivalents	**(76)**	(219)	**0**	(145)
Cash and cash equivalents, beginning of period	**76**	219	**0**	145
Cash and cash equivalents, end of period	**$0**	$0	**$0**	$0
Interest and cash taxes paid and received:				
Interest paid	**$235**	$404	**$462**	$647
Taxes paid	**$95**	$22	**$105**	$38

See accompanying notes to unaudited consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended June 30, 2007 (all amounts in '000 unless otherwise stated)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the twelve months ended December 31, 2006. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the twelve months ended December 31, 2006.

1. Changes In Accounting Policies

As of January 1, 2007 the Company adopted new policies to implement the pronouncements from the Canadian Institute of Chartered Accountants in respect of financial instruments - presentation and disclosures, hedging and other comprehensive income, The new standard requires certain financial instruments to be recognized on the balance sheet initially at fair value with subsequent measurement at amortized cost determined using the effective interest rate method. The application of these policies did not result in changes to amounts reported in the consolidated financial statements as at January 1, 2007 or as at and for the period ended June 30, 2007. The statement of comprehensive income has been combined with the statement of income.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2006	19,637,321	$57,326
Issued for flow through shares (i)	10,007	$41
Issued and outstanding on June 30, 2007	19,647,328	$57,367

(i) In accordance with the Company's stock option plan, options were exercised in exchange for flow through shares of the Company and have yet to be renounced.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding for the three month and six month periods ended June 30, 2007 were:

- Three months ended June 30, 2007: 19,638,311 (June 30, 2006 - 19,637,321) and
- Six months ended June 30, 2007: 19,637,819 (June 30, 2006 - 19,637,321).

In computing the diluted per share amount for the three and six month periods ended June 30, 2007 the following shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options:

- Three months ended June 30, 2007: 19,660,050 (June 30, 2006 - 11,786) and
- Six months ended June 30, 2007: 19,640,179 (June 30, 2006 - 45,735).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at June 30, 2007.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Granted	5,000	$4.10
Exercised	(82,485)	$3.49
Expired	(153,611)	$3.56
June 30, 2007	1,536,181	$4.30

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$3.15 - 3.90	546,904	$3.26	1.9	81,292	$3.50
$4.00 - 5.11	989,277	$4.87	1.3	296,000	$4.83
	1,536,181	$4.30	1.5	377,292	$4.54

Contributed Surplus:

The contributed surplus as at June 30, 2007 of $2,098 increased $508 for stock based compensation charges for the six month period ended June 30, 2007.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 5,000 common share options granted during the six months ended June 30, 2007 was estimated to be $7. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model and the following assumptions.

Risk free interest rate:	6.25%	Expected volatility:	40%
Expected life:	3 year average	Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at June 30, 2007 is $25 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by September 30, 2007.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at June 30, 2007 at approximately $3,752 (December 31, 2006 - $3,666). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	June 30, 2007	December 31, 2006
Opening balance	$2,094	$2,115
Liabilities incurred during period	53	413
Dispositions		(459)
Accretion	69	129
Actual retirement costs	-	(104)
Closing balance	$2,216	$2,094

6. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 32.50% (June 30, 2006: 34.50%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	June 30, 2007	June 30, 2006
Net income (loss) before taxes	$588	$(2,053)
Statutory income tax rate	32.50%	34.50%
Expected income taxes	191	(708)
Add (deduct):		
Stock-based compensation	165	202
Non-deductible crown charges	-	481
Resource allowance	-	(136)
Change in Rate	(292)	(426)
Other	208	174
Change in valuation allowance	-	-
Provision (recovery) of income taxes	272	(413)

7. Commitments

The company has the following obligations with fixed terms:

	2007	2008	2009	2010	2011	2012
Office lease premises	$476	$895	$828	$828	$828	$552

8. Subsequent Event

On August 1, 2007 Rock announced it had entered into an arrangement agreement to acquire a private company, for total consideration of $30.2 million. The total is composed of $24.9 million of either cash, up to a maximum of $15 million or Rock shares valued at $4.05 per share and the assumption of debt of approximately $3.7 million (value at March 31, 2007) which is projected to be $6 million at closing at the end of September 2007, plus transaction costs of approximately $1.6 million. The cash portion of the acquisition will be funded through a private placement at $4.05 per share with ARC Energy Fund 5, which is subject to a minimum $10 million financing. A joint information circular is expected to be mailed to securityholders of each company in August 2007 which would allow securityholder meetings to be held in September 2007.

File No. 82-34785

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

signed "Allen J. Bey"
Allen J. Bey
President and CEO

File No. 82-34785

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

signed "Peter D. Scott"
Peter D. Scott
Vice President and CFO

END